                             EXHIBIT (99)(b)
                             ---------------

                            On letterhead of:

                       Worthen Banking Corporation
                            200 West Capitol
                      Little Rock, Arkansas  72201

                                                       January 25, 1995

Dear Shareholder:

    We are pleased to invite you to attend the Special Meeting of Shareholders of Worthen Banking Corporation ("Worthen") on
February 24, 1995.  The Special Meeting will be held in the
William H. Kennedy, Jr. Memorial Auditorium, Worthen Bank
Building, 200 West Capitol Avenue, Little Rock, Arkansas, commencing at 1:00 p.m. local time.

    At the Special Meeting, Worthen shareholders will be asked to approve the merger of a subsidiary of Boatmen's Bancshares, Inc. ("Boatmen's") with Worthen. The merger terms provide that upon consummation of the merger each outstanding share of common stock of Worthen will be converted into one (1) share of common stock of Boatmen's and cash in lieu of fractional shares.

    Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of Worthen common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified super-regional financial organization makes possible and position Worthen and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has unanimously approved the merger as being in the best interests of Worthen and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

    Shareholders are urged to read carefully the accompanying Proxy Statement/Prospectus which contains detailed information concerning the matters to be acted upon at the Special Meeting.

    Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                           Sincerely,